

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

Via E-mail
Charles P. Theuer, M.D., Ph.D.
President and Chief Executive Officer
TRACON Pharmaceuticals, Inc.
8910 University Center Lane, Suite 700
San Diego, California 92122

> **Re: TRACON Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Confidentially Submitted August 8, 2014**
> **CIK No. 0001394319**

Dear Dr. Theuer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. Comments to your application for confidential treatment will be delivered under separate cover.

<u>Cover Page, i</u>

5. We note your statement that you have not yet verified industry publications and third-party research, surveys and studies. Please revise your disclosure to remove this statement as it is inappropriate to directly or indirectly disclaim liability for information provided in your prospectus.

<u>If we fail to attract and keep senior management . . ., page 35</u>

6. Please revise your risk factor to identify the additional members of your senior management upon which you are highly dependent.

<u>Use of Proceeds, page 47</u>

7. Please expand your disclosure to include the approximate amount you plan to allocate to each of the clinical studies for TRC105 that you expect to fund with the proceeds. Additionally, please disclose whether you expect the applicable proceeds will be sufficient to fully fund each clinical trial or state what aspects of such trials you will be able to accomplish using the applicable proceeds.

8. Please expand your disclosure to include the approximate amount you plan to allocate to each of the clinical studies for TRC102 that you expect to fund with the proceeds. For each study disclose the related indication. Additionally, please disclose whether you expect the applicable proceeds will be sufficient to fully fund each clinical trial or state what aspects of such trials you will be able to accomplish using the applicable proceeds.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Determination of the fair value of common stock, page 63</u>

9. We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Business
Overview, page 73

10. Please expand your disclosure to briefly explain the VEGF pathway.

11. We note on page 55 that you anticipate that NCI will complete ongoing Phase 2 clinical trials of TRC105 and may initiate other Phase 2 clinical trials in addition to the Phase 2 clinical trials of TRC105 that you are sponsoring. You also expect that Phase 2 clinical trials of TRC102 will be completed with NCI funding. If merited by Phase 2 data, you anticipate that NCI will sponsor Phase 3 clinical trials in additional indications. Please expand your disclosure to include any basis for your expectation that NCI will sponsor future clinical trials and any correspondence between you and NCI regarding its plans to sponsor your future clinical trials.

Completed Clinical Trials of TRC105, page 85

12. For each of your completed clinical trials, we note that you discuss efficacy related results. Please expand your disclosure to include the primary endpoints and any secondary endpoints, and conclusions as to statistical significance of all primary and secondary endpoints discussed. Alternatively, if no statistical analysis was performed please disclose that also.

Completed Phase 1 Clinical Trial, page 98

13. Please expand your disclosure to include the primary endpoints and any secondary endpoints, and conclusions as to statistical significance of all primary and secondary endpoints discussed. Alternatively, if no statistical analysis was performed please disclose that also.

Collaboration and License Agreements, page 100

14. We note that you are collaborating with NCI. Please expand your disclosure under a separate caption to discuss the terms of this collaboration, whether written or unwritten. Please include all of the material terms agreed to by the parties. This includes, but is not limited to:

- payment terms, including royalties owed;
- prior payments;
- the relevant intellectual property covered and rights conveyed as to such property;
- the duration of the agreement; and
- the material termination provisions.

Additionally, if applicable, please file any agreements as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

License Agreement with Santen, page 100

15. We note that Santen will be required to pay tiered royalties on net sales ranging from high single digits to low double digits. Please revise your disclosure of the terms of your license agreement with Santen to more narrowly identify the range of potential royalties you may be obligated to pay to Santen under the agreement. Please ensure that your disclosed range of royalties is within a ten-percent range (e.g., "10-20%," "single digits," "teens," "twenties," as applicable).

License Agreement with Roswell Park Cancer Institute and Health Research Inc., page 101

16. Please disclose how long, at a minimum, the royalty term of the RPCI license will remain in effect given the patents currently outstanding in each material jurisdiction.

License Agreement with Case Western, page 101

17. Please disclose the minimum annual royalty payment under the Case Western license agreement.

License Agreement with Lonza Sales AG, page 102

18. Please disclose the annual lump sum payment under the Lonza license agreement that you will be required to pay in the event that you or a strategic partner or collaborator manufactures the TRC105 product.

Notes to Financial Statements
7. Collaboration, F-22

19. Regarding the license agreement with Santen, please disclose the following:

- When each identified deliverable was or will be delivered. Refer to ASC 605-25-50-2.c.;
- Why each deliverable does not qualify as a separate unit of accounting. Refer to ASC 605-25-50-2.f.;
- The estimated development period over which revenue is being recognized. Refer to ASC 605-25-50-2.g.;
- A description of each milestone and related contingent consideration and whether each is considered substantive. Refer to ASC 605-28-50-2b. and c.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ibolya Ignat at (202) 551-3656 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Charles S. Kim, Esq.
        Sean M. Clayton, Esq.
        Kristin E. VanderPas, Esq.
        Cooley LLP
        4401 Eastgate Mall
        San Diego, California 92121